February 5, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Capital Holdings Corp.

Form S-1/A

Filed January 8, 2017

File No. 333-221548

To the men and women of the SEC:

On behalf of Leader Capital Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments provided orally over the phone, addressed to Mr. Lin Yi-Hsiu, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 8, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: In December of 2017, the Company entered into a half year lease agreement for an additional office space located at Rm. 1L, 9F., No.910, Sec. 2, Taiwan Blvd., Xitun Dist., Taichung City 407, Taiwan (R.O.C.), with effective from December 1, 2017. We have disclosed this information on page 22 and included the lease agreement, translated into English, as exhibit 10.3.

SEC Comment(s) /Analysis

General

1. Please revise the financial statements herein along with any corresponding disclosures so that they are current.

Company Response:

We have included herein our most recent financial statements and amended all corresponding disclosures.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 5, 2018

/s/ Lin Yi-Hsiu

Lin Yi-Hsiu

Chief Executive Officer